legal & compliance, llc

laura aNTHONy, esquire LAZARUS ROTHSTEIN, ESQUIRE CHAD FRIEND, ESQUIRE, LLM OF COUNSEL: CRAIG D. LINDER, ESQUIRE PETER P. LINDLEY, JD, CPA, MBA STUART REED, ESQUIRE MARC S. WOOLF, ESQUIRE	www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

July 29, 2016

VIA ELECTRONIC EDGAR FILING

Christian Windsor

Special Counsel

Office of Financial Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IEG Holdings Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed July 12, 2016
File No. 333-211636

Dear Mr. Windsor:

We have electronically filed herewith on behalf of IEG Holdings Corporation (the “Company”) Amendment No. 2 to the above-referenced registration statement on Form S-1 (“Amendment No. 1”). Amendment No. 2 is marked to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Paul Mathieson dated July 27, 2016. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

Material U.S. Federal Income Tax Consequences, page 31

Comment 1: We note that counsel has provided a short-form opinion in which they adopt the language in the tax opinion as the opinion of Legal and Compliance. However, the language in this section does not clearly state that the distribution of the subscription rights is not a taxable event, and you provide a description of the tax consequences. Revise this section, or the opinion provided by Legal & Compliance, to clearly describe the legal conclusions made by counsel in giving their opinion. If counsel is not able to provide a clean opinion that the issuance of the subscription rights will not be a taxable event, counsel may qualify the opinion as “more likely than not,” provided that the opinion or this section clearly discusses the reasons that counsel is unable to provide a clean opinion. If counsel is unable to opine regarding shareholders who hold their shares in specific circumstances, they should clearly disclose those limitations in the opinion. Make clarifying changes to your disclosure regarding the tax treatment throughout the document, including on page 29. Also, if counsel is not able to provide a clean opinion, provide risk factor disclosure discussing the risk that the distribution of subscription rights may be taxable. Please refer to Item 601(b)(8) of Regulation S-K. Please also refer to Staff Legal Bulletin 19 for more guidance on preparing a tax opinion required by Item 601(b)(8) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure under “Material U.S. Federal Income Tax Consequences” to state that the distribution of the subscription rights is not a taxable event, and to provide a description of the tax consequences. Legal & Compliance, LLC, which acted as the Company’s tax counsel in connection with the subscription rights offering, has provided a short-form opinion (filed as Exhibit 8.1 to Amendment No. 2) in which it adopts the language in “Material U.S. Federal Income Tax Consequences” as the opinion of Legal & Compliance, LLC. Conforming changes to the Company’s disclosure have been made throughout Amendment No. 2, including on page 30.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Mr. Christian Windsor

Securities and Exchange Commission

July 29, 2016

If the Staff has any comments regarding Amendment No. 2 or any future amendments, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IEG Holdings Corporation

By:	/s/ Paul Mathieson
Paul Mathieson Chief Executive Officer

cc: William H. Dorton/U.S. Securities and Exchange Commission

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832